FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Provides Notice of Fourth Quarter and Year-End 2021 Results
and Conference Call

Toronto, Ontario (January 28, 2022) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) plans to release its fourth quarter and year-end 2021 financial results after market close on Wednesday, February 23, 2022. Senior management will host a conference call on Thursday, February 24, 2022 at 11:00 am ET to discuss the results.

Participants may join the conference call via webcast or through the following dial-in numbers:

Toronto and International: (416) 406-0743
Toll free (Canada and the United States): (800) 898-3989
Participant passcode: 3966847#
Webcast: www.alamosgold.com

A playback will be available until March 27, 2022 by dialling (905) 694-9451 or (800) 408-3053 within Canada and the United States. The pass code is 7399968#. The webcast will be archived at www.alamosgold.com.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.